UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-13683

Remy International, Inc.

(Exact name of registrant as specified in its charter)

2902 Enterprise Drive

Anderson, Indiana 46013

(765) 778-6499

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8 5/8% Senior Notes due 2007

11% Senior Subordinated Notes due 2009

9 3/8% Senior Subordinated Notes due 2012

Second-Priority Senior Secured Floating Rate Notes due 2009

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 100

Pursuant to the requirements of the Securities Exchange Act of 1934, Remy International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 30, 2007	By:	/s/ Kerry A. Shiba
	Name:	Kerry A. Shiba
	Title:	Senior Vice President and Chief Financial Officer